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TERM INSURANCE RIDER

This extra benefit Rider is attached to and made a part of the policy. It provides non-participating term insurance on the life of the Insured named in the Policy Specifications.

If this Rider is added after the Date of Issue of the policy, the effective date of the Rider is the date of coverage change shown on the supplemental Policy Specifications, which will be sent to the Owner. This Rider may be added after the Date of Issue of the policy only with Lincoln Life's consent.

DEFINITIONS

BASIC POLICY SPECIFIED AMOUNT

The Basic Policy Specified Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed.

MINIMUM TARGET FACE AMOUNT

The Target Face Amount cannot be decreased below this amount. The Minimum Target Face Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed. Upon the effective date of this Rider, all references in the Policy to Minimum Specified Amount are replaced by references to Minimum Target Face Amount.

TARGET FACE AMOUNT

The Target Face Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed. Upon the effective date of this Rider, all references in the Policy to Specified Amount are replaced by references to Target Face Amount.

BENEFIT AMOUNT

The Benefit Amount of this Rider is the Target Benefit Amount less the Basic Policy Benefit Amount. The Target Benefit Amount is the greater of the Target Face Amount, increased by any additional death benefit attributable to the Death Benefit Optionand the Minimum Required Death Benefit as described in the policy. The Target Face Amount may not be less than the Minimum Target Face Amount.

The Benefit Amount of the Rider is included in the total Death Benefit paid as described in the Death Benefit Options provision of the policy. Subject to the terms of the policy, Lincoln Life will pay the Benefit Amount for this Rider upon receipt at the Administrator Mailing Address of due proof of death of the Insured. The death of the Insured must occur while this Rider is in force.

RENEWAL

While the policy is in force, Lincoln Life will automatically renew this Rider annually until the Maturity Date of the policy or the Insured's date of death as provided in the Coverage Beyond Maturity provision.

Lincoln Life will renew this Rider without evidence of insurability for another one year term on the first day of the Policy Year.

OTHER PROVISIONS

AGE

If the Insured's age is misstated, the Benefit Amount will be adjusted to reflect the death benefit that would have been purchased by the most recent Monthly Rider Cost at the correct age.

REINSTATEMENT

If the policy is reinstated, this Rider may also be reinstated if satisfactory evidence of insurability on the Insured is provided to Lincoln Life.

MONTHLY RIDER COST

The Monthly Rider Cost will be the Benefit Amount for this Rider multiplied by the Monthly Rider Rate divided by 1,000. The policy's Monthly Deduction will be increased by the Monthly Rider Cost.

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MONTHLY RIDER RATE

The Monthly Rider Rate is based on the Insured's issue age, number of Policy Years elapsed and premium class.

Lincoln Life may adjust the Monthly Rider Rate from time to time. Adjustments will be on a class basis and will be based on Our estimates for future cost factors, such as mortality, investment income, expenses, and length of time Riders stay in force. Any adjustments will be made on a nondiscriminatory basis. The rate during any Rider year may never exceed the rate shown for that year in the Table of Guaranteed Maximum Insurance Rates for Primary Insured as shown in the Policy Specifications. Those rates are based on the 1980 Commissioner's Standard Ordinary Aggregate Mortality Table A, .

SUICIDE AND INCONTESTABILITY

SUICIDE

If the Insured dies by suicide, while sane or insane, within 2 years from the Date of Issue of this Rider, Lincoln Life will refund all Rider premiums paid. This Rider's Benefit Amount will not be paid.

If the Insured dies by suicide while sane or insane, more than 2 years from the Date of Issue of this Rider but within 2 years from the Date of Issue of any increase in coverage, Lincoln Life will pay the Benefit Amount for any coverage in effect more than 2 years from the Date of Issue of this Rider plus the Monthly Rider Cost for the increase in coverage.

All amounts will be calculated as of the date of death.

INCONTESTABILITY

With respect to statements made in the initial application for the Insured:

     Lincoln Life will not contest this Rider after it has been in force during the lifetime of the Insured for 2 years from its Date of Issue.

With respect to statements made in any Subsequent Applications:

     Lincoln Life will not contest coverage relating to Subsequent Applications after coverage has been in force during the lifetime of the Insured for 2 years from the Date of Issue of such coverage.

TERMINATION

This Rider will end on the first to occur of:

1.   The Maturity Date of the policy; or

2.   the date the policy ends; or

3. the date on which the policy's Target Face Amount is decreased below the minimum Target Face Amount required to allow attachment of this Rider; or

4. the next Monthly Deduction Day after Lincoln Life receives a request, In Writing to terminate this Rider.

This Rider is attached to and made a part of the policy. It is signed for Lincoln Life on its Date of Issue.

Issued by The Lincoln National Life Insurance Company

                                     The Lincoln National Life Insurance Company

                                                  /s/ Jon A. Boscia
                                                       PRESIDENT

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